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FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                          OMB NUMBER:       3235-0287
[ ] Check this box if no longer                                                                         Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                      Estimated average burden
    or Form 5 obligations may                                                                           hours per response..... 0.5
    continue.  See Instruction 1(b).

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                6. Relationship of Reporting Person(s) to Issuer
                                           or Trading Symbol                                        (Check all applicable)
  Forstmann   Nicholas    C.               CIDCO Incorporated; CDCO
                                                                                             Director                     10% Owner
                                                                                        -----                       -----
                                                                                              Officer (give           X   Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----          title below) ----- (specify
                                           Number of Reporting        Month/Year                                           below)
c/o Forstmann Little & Co.                 Person (Voluntary)                       General partner of general partner of 10% owner
    767 Fifth Avenue, 44th Floor                                      December 1996 -----------------------------------------------
             (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (Check Applicable Line)
                                                                      (Month/Year)         X  Form filed by One Reporting Person
New York     New York      10153                                                          ---
(City)       (State)       (Zip)                                                              Form filed by More than One
                                                                                          --- Reporting Person

                                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefi-       Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    cially        Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)





















Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.	             (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474 (7-96)
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
                       TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of    6.Date Exer- 7.Title      8.Price  9.Number    10.Owner-   11.Na-
  Derivative    sion or    action    tion Code    Derivative     cisable      and Amount   of       of Deriv-    ship        ture
  Security      Exercise   Date      (Instr. 8)   Securities     and Expir-   of Under-    Deriv-   ative        Form        of In-
  (Instr. 3)    Price      (Month/                Acquired (A)   ation Date   lying        ative    Secu-        of De-      direct
                of         Day/                   or Disposed    (Month/      Securities   Secu-    rities       rivative    Bene-
                Deriva-    Year)                  of (D)         Day/Year)                 rity     Bene-        Secu-       ficial
                tive                              (Instr. 3,                  (Instr. 3    (Instr.  ficially     rity;       Own-
                Security                          4, and 5)                   and 4)        5)      Owned        Direct      ership
                                                                                                    at End       (D) or      (Instr.
                                                                                  Amount            of           Indi-       4)
                                                               Date  Expir-       or                Month        rect (I)
                                                               Exer- ation  Title Number            (Instr.      (Instr.
                                                               cisa- Date         of                4)           4)
                                   Code    V      (A)    (D)   ble                Shares
3.75%           $41        12/30/96  J(1)               $150  1/1/97 6/30/03       $150    $150       $0             I     The re-
Convertible                                           million               Common mil-    million                         porting
Subordinated                                                                Stock, lion                                    person
Notes                                                                       par                                            is a
                                                                            value                                          general
                                                                            $.01                                           partner
                                                                            per                                            of FLC
                                                                            share                                          XXX
                                                                                                                           Partner-
                                                                                                                           ship,
                                                                                                                           which
                                                                                                                           is the
                                                                                                                           general
                                                                                                                           partner
                                                                                                                           of ID
                                                                                                                           Holding
                                                                                                                           Partner-
                                                                                                                           ship,
                                                                                                                           L.P.,
                                                                                                                           which
                                                                                                                           was the
                                                                                                                           direct
                                                                                                                           owner.



Explanation of Responses:


(1) On December 30, 1996, the issuer redeemed the $150 million
    Subordinated Notes for $146 million, plus accrued and unpaid interest thereon.

**  Intentional misstatements or omissions of facts              By: /s/ Nicholas C. Forstmann                      January 2, 1997
    constitute Federal Criminal Violations.                         -------------------------------------------     ---------------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            Nicholas C. Forstmann                            Date
                                                                         **Signature of Reporting Person








Note:	File three copies of this Form, one of which must be manually signed.  If space is insufficient,
	see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                         Page 2
required to respond unless the form displays a currently valid OMB Number.	                                    SEC 1474 (7-96)

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